Exhibit 99.1

MAVERIX SHAREHOLDERS APPROVE ARRANGEMENT

WITH TRIPLE FLAG PRECIOUS METALS CORP.

January 12, 2023, Vancouver, British Columbia – Maverix Metals Inc. (“Maverix” or the “Company”) (NYSE American & TSX: MMX) is pleased to announce the voting results from its special meeting of shareholders conducted today (the “Meeting”).

At the Meeting the resolution approving the acquisition of Maverix by Triple Flag Precious Metals Corp. (“Triple Flag”) by way of plan of arrangement under the Canada Business Corporations Act (the “Arrangement”) was approved by 98.378% of the votes cast by shareholders present (virtually) or represented by proxy and entitled to vote at the Meeting and by 98.336% of the votes cast by shareholders present (virtually) or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by certain persons required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. Votes at the Meeting were taken by poll online, and proxies were received by Maverix prior to the Meeting.

Mr. Geoff Burns, Chair of the Board commented, “I would like to personally thank all of our shareholders for their support of Maverix, and in particular their overwhelming support of the transaction with Triple Flag. I would especially like to acknowledge our long term strategic shareholders, Newmont, Pan American Silver, and Kinross for the trust they placed in us. Lastly, I am truly excited by the bright future that lies ahead for Triple Flag, with the Maverix portfolio now added into its already growing and diversified asset base.”

Maverix also reports that the Canadian Competition Bureau has issued a “no action” letter clearing the Arrangement under Canadian competition law. As well, the waiting period in respect of Maverix’s filing under the U.S. Hart-Scott-Rodino Antitrust Act Improvements Act of 1976, as amended, has expired.

Maverix is also pleased to report the results of the election shareholders have made for their consideration under the Arrangement. Under the Arrangement, shareholders of Maverix were able to elect to receive either US$3.92 in cash or 0.360 of a common share of Triple Flag per Maverix share held. In both cases the consideration was subject to pro-ration such that the cash consideration will not exceed 15% of the total consideration and the share consideration will not exceed 85% of the total consideration. Maverix shareholders that did not make an election by the extended election deadline of January 11, 2023 were deemed to have elected the default consideration of 0.360 of a Triple Flag share per Maverix share held. A total of 38,309,854 shares will be tendered for cash consideration representing approximately 26% of the total issued and outstanding shares of Maverix and a total of 7,323,240 shares will be tendered for share consideration, which combined with 101,746,260 common shares that did not make election and defaulted to being tendered for share consideration, represents approximately 74% of the total issued and outstanding shares of Maverix.

The completion of the Arrangement is subject to final approval of the Arrangement by the Ontario Superior Court of Justice (Commercial List) and the satisfaction or waiver of the other customary conditions to completion of the Arrangement. Further to Maverix’s press release of January 6, 2023, the deadline to elect consideration under the Arrangement expired on January 11, 2023. Maverix and Triple Flag are working towards an expeditious closing of the Arrangement slated to occur prior to the end of January. Following the closing, Shareholders will receive their elected form of consideration, subject to applicable proration.

Following the completion of the Arrangement, Maverix expects to delist its common shares (the “Shares”) from the Toronto Stock Exchange (“TSX”) and the NYSE American. Maverix will also apply to the Canadian securities regulators for it to cease to be a reporting issuer in the applicable jurisdictions following completion of the Arrangement and intends to deregister the Shares under Section 12 of the U.S. Securities Exchange Act of 1934, as amended.

Details regarding the terms and conditions of the Arrangement are set out in Maverix’s management information circular filed and mailed to shareholders, which, together with definitive documentation, including a copy of the letter of transmittal and election form for registered shareholders, is available under Maverix’s profile at www.sedar.com.

Questions

If you have any questions about the information contained in this press release in connection with the Meeting, please contact our proxy solicitation agent and strategic shareholder advisor, Laurel Hill, at 1-877-452-7184 (North American Toll Free), 416-304-0211 (Calls Outside North America) or by email at assistance@laurelhill.com.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 140 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please visit our website at maverixmetals.com or contact:

Maverix Metals Inc.

Valerie Burns

Manager of Investor Relations

(604) 343-6225

info@maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which may differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) under subpart 1300 of Regulation S-K (“S-K 1300”). The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council. While the terms are substantially similar to the same terms defined under S-K 1300, there are differences in the definitions. Accordingly, there is no assurance any mineral resources that the Company may report under NI 43-101 will be the same as resource estimates prepared under the standards adopted under S-K 1300. Because the Company is eligible for the Multijurisdictional Disclosure System adopted by the SEC and Canadian Securities Administrators, the Company is not required to present disclosure regarding its mineral properties in compliance with S-K 1300. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the completion of the Arrangement (including the timing for and receipt of all required regulatory, court and stock exchange approvals and other conditions precedent thereof); the delisting of the Shares; and the reporting status of the Company. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 16, 2022, available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available.